

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Via E-mail
Justin Jarman
Chief Executive Officer
Wired Associates Solutions, Inc.
1559 East 38th Street
Brooklyn, NY 11234

> **Re:** **Wired Associates Solutions, Inc.**
> **Form 8-K**
> **Filed December 29, 2011**
> **File No. 000-53161**

Dear Mr. Jarman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 5.06 Change in Shell Company Status

1. Please tell us why management has determined that you "are no longer a shell company" as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. We note, among other factors, that on page 10 to the Notes to the Financial Statements you state that you entered into a share exchange agreement with "a publicly traded shell corporation." Your response should include a detailed explanation of your current operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Justin Jarman
Wired Associates Solutions, Inc.
January 25, 2012
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Paul Fischer, Staff Attorney, at 202-551-3415 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Joseph Lucosky, Esq.
        Lucosky Brookman LLP